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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2004

                       ROGERS WIRELESS COMMUNICATIONS INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                       One Mount Pleasant Road, 16th Floor
                            Toronto, Ontario M4Y 2Y5
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F /_/                    Form 40-F /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes /_/                          No /X/


SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS WIRELESS COMMUNICATIONS INC.


By: /s/ John R. Gossling
    --------------------------
    John R. Gossling
    Senior Vice President and
      Chief Financial Officer


Date: February 17, 2004
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EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

99.1 Press Release dated February 17, 2004 issued by Rogers Wireless Communications Inc. announcing that its wholly-owned subsidiary Rogers Wireless Inc. has priced a private placement in an aggregate principal amount of US$750 million.